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                                                              December 21, 2004

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    Barbara Jacobs, Assistant Director
                  Maryse Mills-Apenteng, Esq.

         Re:      Zone 4 Play, Inc.
                  Amendment No. 1 to the Registration Statement on Form SB-2 File No. 333-120174

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 3, 2004 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Zone 4 Play, Inc. (the "Company"). On behalf of the Company, we respond as follows.

Periodic Reporting

1. We note that you entered into a reverse merger with Old Goat Enterprises, Inc. as described in the Form 8-K filed February 6, 2004. To be the successor issuer to the reporting obligation under Rule 12g-3(a) under the Exchange Act, Rule 12b-2 under the Exchange Act requires "the direct acquisition of the assets comprising a going business." A "blank check" company such as Old Goat Enterprises does not satisfy that criteria. The SEC permits "back door" registration under the Exchange Act where a formerly non-reporting company first presents disclosure in a Commission filing about itself after completion of a merger transaction. However, when the formerly non-reporting company merges with a "blank check" company, it must file, within 15 days of the succession, a Form 8-K with the same level of information required by Form 10 or Form 10-SB, which includes at a minimum complete audited and pro forma financial statements required by those forms. Other information about the accounting survivor such as a management's discussion and analysis, business description and management should also be provided.

      Please be advised that we currently do not intend to declare the above-referenced Form SB-2 effective until you have filed an appropriate Form 8-K and any comments issued in connection with that 8-K have been cleared. Note that because the 8-K should include

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      disclosure equivalent to a Form 10 or Form 10-SB, we will subject it to our standards of review selection and we may issue substantive comments in connection with that review.

      Response

      When the Company entered into a reverse merger with Old Goat Enterprises, Inc. ("Old Goat") on February 2, 2004, the Company became the successor to Old Goat as contemplated by Rule 12b-2. As described in Old Goat's quarterly report for the period ended December 31, 2003 (the "Old Goat Report"), Old Goat had assets and operations that comprised a going business, and was not a "blank check" company. Specifically, the Old Goat Report describes a plan of operation of developing a business as a retailer of specialty personal care products. The description of operations clearly evidences continued active development of Old Goat's business, including initiatives for alternative distribution methods. While Old Goat had not yet generated any revenues, during the nine-month period ended December 31, 2003, Old Goat had incurred $74,872 of operating expenses, with $33,307 in marketing expenses, $30,794 of professional fees, and $4,417 to develop its Internet website to market its specialized products.

      Notwithstanding the fact that Old Goat was not a "blank check" company, it is our firm's practice to include Form 10 disclosure in a Form 8-K that reports an acquisition of a different business from that which was previously conducted. Although we did not represent the Company at the time the initial Form 8-K was filed on February 6, 2004, on December 21, 2004, an amendment was filed to the Company's Form 8-K dated February 2, 2004 to provide the disclosure required by Form 10-SB.

Selling Security Holders

2. Please provide a concise description of the transaction by which the selling security holders in the table acquired their shares of common stock and warrants.

      Response

      On page 5 of the prospectus, a concise description was added of the transactions by which the selling security holders acquired their shares of common stock and warrants.

3. Please disclose the natural persons who exercise sole or shared voting or investment power over Altshuler Shaham Ltd., Aperson S.A., and Glenrock Group. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.

      Response

      Disclosure was added to page 7 of the prospectus of the natural persons who exercise voting and investment power over Altshuler Shaham Ltd. Disclosure was added to page 8 of the prospectus of the natural persons who exercise voting and investment power of Glenrock Group and Aperson S.A.


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

4. Please tell us whether any of the shareholders are broker-dealers or affiliates of a registered broker-dealer. If the former, disclose and state whether the shares were received as compensation for investment banking services or as investment shares.

      Response

      Disclosure was added to footnote 3 on page 7 that the Company has been advised that Altshuler Shaham Ltd. is a licensed broker in Israel and that the securities owned by Altshuler Shaham Ltd. were purchased by Altshuler Shaham Ltd. as investment shares.

5. To the extent any of the selling shareholders are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

      Response

      Disclosure was added to footnote 3 on page 7 that Altshuler Shaham Ltd. purchased its securities in the ordinary course of business. Disclosure was also added that the Company has been advised that at the time of the purchase of the securities to be resold, Altshuler Shaham Ltd. did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Form 10-QSB for the period ended September 30, 2004

6. In your disclosure regarding changes in internal control over financial reporting, you have incorrectly identified the evaluation period. The disclosure indicates that there were no significant changes that would significantly affect internal controls "subsequent to the date of the evaluation." Item 308(c) of Regulation S-B requires that changes should be described that occurred during the issuer's "last fiscal quarter" (or fourth fiscal quarter in the case of an annual report) that would materially affect or are reasonably likely to materially affect the issuer's internal control over financial reporting. Please revise the disclosure controls and procedures to conform to the appropriate standard and supplementally conform on a going-forward basis.

      Response

      On December 20, 2004, the Company filed an amendment to its Form 10-QSB for the period ended September 30, 2004 to revise the disclosure of changes in internal controls in accordance with your request. The Company hereby confirms that it will conform its disclosure regarding internal controls and procedures in accordance with such revision on a going-forward basis.


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

      We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

                                        Very truly yours,


                                        /s/ David Schubauer
                                        ----------------------------------------
                                        David Schubauer